FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F
                                                        ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
         ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


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Materials Contained in this Report:

I. Press release dated February 7, 2006 with respect to the registrant's results of operations for the third fiscal quarter of the 2006 fiscal year ended December 31, 2005.

II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations for the third fiscal quarter of the 2006 fiscal year ended December 31, 2005:

          o    FY2006 Third Quarter Consolidated Financial Results

          o    Financial Results for the Nine Month ended December 31, 2005

          o    Highlights of Consolidated Financial Results

          o    Financial Summary

          o Supplemental Material for Financial Results for the three months ended December 31, 2005 (Consolidated)

          o Supplemental Material for Financial Results for the three months ended December 31, 2005 (Unconsolidated)


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Toyota Motor Corporation



                                           By:  /s/ Hiroshi Nishida
                                               ---------------------------------
                                               Name:  Hiroshi Nishida
                                               Title: Financial Reporting
                                                      Department,
                                                      Accounting Division



Date:  February 7, 2006